Filed by Fair, Isaac and Company, Incorporated Pursuant
to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: HNC Software Inc.
Commission File No. 000-26146

Date: May 13, 2002

         This filing relates to the proposed merger between Northstar Acquisition Inc., a wholly-owned subsidiary of Fair, Isaac and Company, Incorporated, and HNC Software Inc., pursuant to an Agreement and Plan of Merger, dated as of April 28, 2002. The Agreement and Plan of Merger was filed by Fair, Isaac under cover of Form 8-K on April 29, 2002 and is incorporated by reference into this filing.

         This filing contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of future product offerings, expected synergies, timing of closing, execution of integration plans and increases in shareholder value as a result of the merger, are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that the transaction does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; that the parties are unable to successfully execute their integration strategies, or achieve planned synergies; and other risks that are described from time to time in Fair, Isaac’s SEC reports (including but not limited to its annual report on Form 10-K for the year ended September 30, 2001, and subsequently filed reports); and other risks that are described from time to time in HNC’s SEC reports (including but not limited to its annual report on Form 10-K for the year ended December 31, 2001, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Fair, Isaac’s and HNC’s results could differ materially from Fair, Isaac’s and HNC’s expectations in these statements. Fair, Isaac and HNC assume no obligation and do not intend to update these forward-looking statements.

         Fair, Isaac and HNC intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the merger. The joint proxy statement/prospectus will be mailed to the stockholders of Fair, Isaac and HNC. Before making any voting or investment decision with respect to the merger, investors and stockholders of Fair, Isaac and HNC are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Fair, Isaac, HNC and the merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Fair, Isaac and HNC with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and stockholders of Fair, Isaac may obtain free copies of the documents filed with the SEC by Fair, Isaac by contacting Fair, Isaac Investor Relations, 200 Smith Ranch Road, San Rafael, CA 94903-5551, 415-492-5309. Investors and stockholders of HNC may obtain free copies of documents filed with the SEC by HNC by contacting HNC Investor Relations, 5935 Cornerstone Court West, San Diego, CA 92121, 858-546-8877.

         Fair, Isaac, HNC and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Fair, Isaac and HNC in favor of the merger. Information concerning the interests of Fair, Isaac’s executive officers and directors in the merger, including their ownership of Fair, Isaac common stock, is contained in its Proxy Statement for its Annual Meeting of Stockholders held on February 5, 2002 and will be contained in the joint proxy statement/prospectus when it becomes available. Information concerning the interests of HNC’s executive officers and directors in the merger, including their ownership of HNC common stock, is contained in its Proxy Statement for its Annual Meeting of Stockholders to be held on May 28, 2002 and will be contained in the joint proxy statement/prospectus when it becomes available. Copies of such Proxy Statements may be obtained without charge at the SEC’s web site at www.sec.gov.

* * *

[Press Release issued by Fair, Isaac on May 13, 2002]

Fair, Isaac’s Grudnowski Kicks Off 20th InterACT Conference
With Vision For Continued Innovation And Growth

Keynote Address Highlights Success Of Breakthrough Analytic Solutions and
myFICO Service, Potential Of Proposed Merger With HNC Software

SAN FRANCISCO–May 13, 2002–Fair, Isaac CEO Tom Grudnowski opened the company’s 20th annual InterACT client conference today with a nod to the company’s successes over the past year and a glimpse at key initiatives that position the analytics global leader for tremendous growth in the next year.

Grudnowski delivered his address to approximately 700 Fair, Isaac clients who have assembled in San Francisco this week to learn about the latest business-building analytic solutions from Fair, Isaac. After thanking clients for being central to another successful year for the company, Grudnowski focused on the recent advancement of breakthrough analytic solutions and the promising synergies of Fair, Isaac’s proposed merger with HNC Software.

“Our vision will remain to be the preeminent provider of creative analytics that unlock value for people, business and industries,” Grudnowski told the assembly. “Our challenge will remain to continually help you achieve new levels of business growth. The talent and technology we will bring to that challenge will be truly, truly astounding.”

During his address, Grudnowski recapped a year of success and growth in key Fair, Isaac business areas:

•	Strategy Science. Since the launch of Strategy Science one year ago, 16 of Fair, Isaac’s forward-looking clients have implemented new solutions that give them a distinct advantage in making customer decisions and developing profitable marketing strategies. Strategy Science is now being applied in credit line decisions, installment lending, indirect lending and customer acquisition. Beyond credit cards, applications are being developed for the telecommunications, retail and insurance industries.

•	Enterprise Strategy Machine. A key part of the evolution of Strategy Science, the Enterprise Strategy Machine helps Fair, Isaac clients maximize customer relationships and interactions by integrating customer data, analytic strategies and operational solutions. It connects data resources and operational systems to meet an enterprise’s unique business objectives, such as maximizing profitability. This decision technology platform is a featured educational focus of InterACT 2002.

•	MyFICO.com. In March, Fair, Isaac marked its first year of delivering its industry-standard FICO credit scores directly to consumers at www.myFICO.com. More than one million consumers have used the service to learn more about their credit scores and how to improve their credit standing over time, and the service has been featured regularly in national and local newspapers and broadcast programs. A new Score Simulator feature that simulates what would happen to a consumer’s credit score based upon certain actions – such as paying down a credit balance – has just been added to myFICO’s menu of services.

Grudnowski also conveyed his thoughts about the benefits of the proposed merger between Fair, Isaac and HNC Software, which was announced on April 29. Grudnowski predicted the combination of the two companies will accelerate Fair, Isaac’s technical innovation and increase the scope of skills and capabilities the company can deliver to clients.

About Fair, Isaac’s InterACT Conference

InterACT is Fair, Isaac’s annual educational forum that provides forward-thinking businesses with the latest ideas, strategies and solutions for building and deploying profitable customer strategies. The 20th annual InterACT conference is being held May 12-15, 2002 at the San Francisco Marriott Hotel. The event generates tremendous interest among executives and managers from the financial services, insurance, retail and telecommunications industries. InterACT provides programs designed to help attendees learn how advanced analytics and their applications can help grow their businesses in challenging times.

About Fair, Isaac

Fair, Isaac is the preeminent provider of creative analytics that unlock value for people, businesses and industries. The company’s predictive and decision models, information management, software and related services power more than 14 billion decisions a year. Founded in 1956, Fair, Isaac helps thousands of companies in over 60 countries acquire customers more efficiently, retain customers and drive customer value, reduce risk and credit losses, lower operating expenses and enter new markets more profitably. Most leading banks and credit card issuers rely on Fair, Isaac’s analytic solutions, as do insurers, retailers, telecommunications providers and other customer-centric companies. Through the www.myfico.com Web site, consumers use the company’s FICO® scores, the standard measure of credit risk, to manage their financial health.

Headquartered in San Rafael, California, Fair, Isaac is traded on the New York Stock Exchange (NYSE:FIC) and for the fiscal year ended September 30, 2001, reported net income of $46 million on revenues of $329 million. For more information, visit www.fairisaac.com.

Forward-Looking Statements

This news release contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of future product offerings, expected synergies, timing of closing, execution of integration plans and increases in shareholder value as a result of the merger, are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that the transaction does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; that the parties are unable to successfully execute their integration strategies, or achieve planned synergies; and other risks that are described from time to time in Fair, Isaac’s SEC reports (including but not limited to its annual report on Form 10-K for the year ended September 30, 2001, and subsequently filed reports); and other risks that are described from time to time in HNC’s SEC reports (including but not limited to its annual report on Form 10-K for the year ended December 31, 2001, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Fair, Isaac’s and HNC’s results could differ materially from Fair, Isaac’s and HNC’s expectations in these statements. Fair, Isaac and HNC assume no obligation and do not intend to update these forward-looking statements.

Additional Information About the Merger and Where to Find It

Fair, Isaac and HNC intend to file with the Securities and Exchange Commission a joint proxy statement/prospectus and other relevant materials in connection with the merger. The joint proxy statement/prospectus will be mailed to the stockholders of Fair, Isaac and HNC. Before making any voting or investment decision with respect to the merger, investors and stockholders of Fair, Isaac and HNC are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Fair, Isaac, HNC and the merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Fair, Isaac and HNC with the SEC, may be obtained free of charge at the SEC’s Web site at . In addition, investors and stockholders of Fair, Isaac may obtain free copies of the documents filed with the SEC by Fair, Isaac by contacting Fair, Isaac Investor Relations, 200 Smith Ranch Road, San Rafael, CA 94903-5551, 415-492-5309. Investors and stockholders of HNC may obtain free copies of documents filed with the SEC by HNC by contacting HNC Investor Relations, 5935 Cornerstone Court West, San Diego, CA 92121, 858-546-8877.

Fair, Isaac, HNC and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Fair, Isaac and HNC in favor of the merger. Information concerning the interests of Fair, Isaac’s executive officers and directors in the merger, including their ownership of Fair, Isaac common stock, is contained in its Proxy Statement for its Annual Meeting of Stockholders held on February 5, 2002, and will be contained in the joint proxy statement/prospectus when it becomes available. Information concerning the interests of HNC’s executive officers and directors in the merger, including their ownership of HNC common stock, is contained in its Proxy Statement for its Annual Meeting of Stockholders to be held on May 28, 2002, and will be contained in the joint proxy statement/prospectus when it becomes available. Copies of such Proxy Statements may be obtained without charge at the SEC’s Web site at www.sec.gov.

Fair, Isaac, Strategy Machine, myFICO and FICO are trademarks or registered trademarks of Fair, Isaac and Company, Inc., in the United States and/or in other countries. Other product and company names herein may be the trademarks or registered trademarks of their respective owners.